Fortuna Silver Mines Inc.

Years ended December 31, 2011 and 2010

Consolidated Financial Statements

 March 23, 2012

(All amounts in US$’000’s unless otherwise stated)

Deloitte & Touche LLP

2800 - 1055 Dunsmuir Street

4 Bentall Centre

P.O. Box 49279

Vancouver BC V7X 1P4

Canada

Tel: 604-669-4466

Fax: 604-685-0395

www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Fortuna Silver Mines Inc.

We have audited the accompanying consolidated financial statements of Fortuna Silver Mines Inc. and subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010, and the consolidated statements of income, statements of comprehensive income, statements of changes in equity, and statements of cash flows for the years ended December 31, 2011 and December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Fortuna Silver Mines Inc. and subsidiaries as at December 31, 2011, December 31, 2010 and January 1, 2010 and their financial performance and cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants

March 23, 2012

Vancouver, Canada

FORTUNA SILVER MINES INC.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31,
(Expressed in thousands of US Dollars, except for share and per share amounts)

		2011	2010
	Notes		23 h)
Sales	18	$ 110,104	$ 74,056
Cost of sales	21	49,030	34,844
Mine operating income		60,974	39,212

Other expenses
Selling, general and administrative expenses	10a)b),21	19,840	10,984
Exploration and evaluation costs	21	1,715	547
Net gain on commodity contracts		(481)	(736)
(Gain) loss on disposal of mineral properties, property, plant and equipment		(59)	127
Loss on disposal of investment		-	119
Write-off of deferred exploration costs		-	443
Impairment of mineral properties, property, plant and equipment	8	1,894	-
Operating income		38,065	27,728

Finance Items
Interest income		830	493
Interest expense		(560)	(708)
Net finance income (expense)	20	270	(215)

Income before tax		38,335	27,513

Income taxes	13	18,802	11,510
Income for the period		$ 19,533	$ 16,003

Earnings per Share -Basic	14 e)i	$ 0.16	$ 0.15
Earnings per Share - Diluted	14 e)ii	$ 0.16	$ 0.14
Weighted average number of shares outstanding - Basic	14 e)i	123,295,063	108,120,452
Weighted average number of shares outstanding - Diluted	14 e)ii	124,711,984	110,564,767

Expenses by Nature	21

The accompanying notes are an integral part of these consolidated financial statements

FORTUNA SILVER MINES INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31,
(Expressed in thousands of US Dollars)

		2011	2010
	Notes		23 i)
Income for the year		$ 19,533	$ 16,003
Other comprehensive income

Unrealized gain on translation of net investment		751	-
Unrealized (loss) gain on translation to presentation currency on foreign operations		(79)	2,723
Other comprehensive income		672	2,723
Total comprehensive income for the year		$ 20,205	$ 18,726

The accompanying notes are an integral part of these consolidated financial statements

FORTUNA SILVER MINES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,
(Expressed in thousands of US Dollars)

	Years ended December 31,
		2011	2010
	Notes		23 i)
OPERATING ACTIVITIES
Net income		$ 19,533	$ 16,003
Items not involving cash
Depletion and depreciation		9,421	6,462
Accretion of provisions		173	163
Income tax expense		18,802	11,510
Share-based payments (recovery)		3,682	(501)
Unrealized (gain) on commodity contracts		(116)	(2,922)
Write-off of deferred exploration costs		-	443
Impairment of mineral properties, property, plant and equipment		1,894	-
(Gain) loss on disposal of mineral properties, property, plant and equipment		(59)	127
Accrued interest on long term loans receivable and payable		24	50
		53,354	31,335
Changes in non-cash working capital items
Accounts receivable and other assets		(3,085)	(4,788)
Inventories		(7,273)	(1,536)
Trade and other payables		6,829	3,677
Due to/from related parties		134	(9)
Provisions		(201)	-
Cash provided by operating activities before interest and income taxes		49,758	28,679
income taxes paid		(15,007)	(7,301)
Interest income paid		(80)	(127)
Interest income received		837	462
Net cash provided by operating activities		35,508	21,713

INVESTING ACTIVITIES
Purchase of short term investments		(49,671)	(47,675)
Redemptions in short term investments		53,406	33,817
Expenditures on mineral properties, property, plant and equipment		(76,676)	(36,711)
Payments of value added taxes on purchase of property, plant and equipment		(522)	(2,915)
Advances of deposits on long term assets		(31,859)	(4,661)
Receipts of deposits on long term assets		35,424	-
Proceeds on disposal of mineral properties, property, plant and equipment		41	81
Net cash used in investing activities		(69,857)	(58,064)

FINANCING ACTIVITIES
Proceeds from long term debt		18	-
Repayment of long term debt		(18)	-
Net proceeds on issuance of common shares		3,656	74,922
Repayment of finance lease obligations		(1,178)	(1,187)
Net cash provided by financing activities		2,478	73,735

Effect of exchange rate changes on cash and cash equivalents		303	2,151

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(31,871)	37,384

Cash and cash equivalents - beginning of year	3	70,298	30,763

CASH AND CASH EQUIVALENTS - END OF YEAR	3	$ 38,730	$ 70,298

Supplemental cash flow information	15

The accompanying notes are an integral part of these consolidated financial statements

FORTUNA SILVER MINES INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of US Dollars)

		December 31, 2011	December 31, 2010	January 1, 2010
	Notes		23 g)	23 g)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3	$ 38,730	$ 70,298	$ 30,763
Short term investments	4	17,000	20,509	6,034
Derivative assets	5	70	-	37
Accounts receivable and other assets	6	15,609	13,454	8,635
GST/HST and value added tax receivable	6	4,777	3,542	601
Inventories	7	11,291	4,018	2,328
		87,477	111,821	48,398
NON-CURRENT ASSETS
Deposits on long-term assets	6	2,260	4,686	16
Deferred income tax assets	13 b)	36	-	-
Mineral properties, property, plant and equipment	8	181,833	117,363	85,175
Total assets		$ 271,606	$ 233,870	$ 133,589

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade and other payables	9	$ 17,156	$ 9,303	$ 5,136
Due to related parties	10 c)	169	40	49
Derivative liabilities	5	87	133	3,092
Provisions	12	727	-	-
Income tax payable	13 a)	3,923	4,192	2,949
Current portion of long term liability	11	1,512	1,083	1,038
		23,574	14,751	12,264
NON-CURRENT LIABILITIES
Leases and long term liabilities	11	2,764	3,166	1,454
Provisions	12	4,247	4,881	2,917
Deferred income tax liabilities	13 b)	12,710	8,482	5,593
		43,295	31,280	22,228
EQUITY
Share capital		186,540	180,403	104,701
Share option and warrant reserve		10,495	11,116	14,315
Retained earnings (deficit)		27,881	8,348	(7,655)
Accumulated other comprehensive income		3,395	2,723	-
		31,276	11,071	(7,655)
		228,311	202,590	111,361
		$ 271,606	$ 233,870	$ 133,589
Contingencies and capital commitments	19
Subsequent events	22

APPROVED BY THE DIRECTORS:

"Jorge Ganoza Durant", Director

"Robert R. Gilmore" , Director

Jorge Ganoza Durant

Robert R. Gilmore

The accompanying notes are an integral part of these consolidated financial statements

FORTUNA SILVER MINES INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31,
(Expressed in thousands of US Dollars, except for share amounts)

		Attributable to equity holders of the Company
		Share Capital
	Notes	Shares	Amount	Share Option and Warrant Reserve	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income ("AOCI")	Total Retained Earnings (Deficit) and AOCI	Total Equity
Balance - December 31, 2010		122,497,465	$ 180,403	$ 11,116	$ 8,348	$ 2,723	$ 11,071	$ 202,590
Issuance of shares under bought deal financing, net of issuance costs		-	(95)	-	-	-	-	(95)
Exercise of options		2,441,700	3,751	-	-	-	-	3,751
Issuance of shares for property	14 a)	6,756	30	-	-	-	-	30
Transfer of contributed surplus on exercise of options		-	2,451	(2,451)	-	-	-	-
Share-based payments on option grants		-	-	1,830	-	-	-	1,830

Income for the year		-	-	-	19,533	-	19,533	19,533
Unrealized gain on translation of net investment		-	-	-	-	751	751	751
Unrealized (loss) on translation to presentation currency on foreign operations		-	-	-	-	(79)	(79)	(79)
Total comprehensive income for the year					19,533	672	20,205	20,205
Balance – December 31, 2011		123,945,921	$ 186,540	$ 10,495	$ 27,881	$ 3,395	$ 31,276	$ 228,331

Balance - December 31, 2009		94,982,652	$ 104,701	$ 14,315	$ (7,655)	$ -	$ (7,655)	$ 111,361
Issuance of shares under bought deal financing, net of issuance costs		26,507,500	73,919	-	-	-	-	73,919
Exercise of options		999,500	1,004	-	-	-	-	1,004
Issuance of shares for property	14 a)	7,813	20	-	-	-	-	20
Transfer of contributed surplus on exercise of options		-	759	(759)	-	-	-	-
Share-based payments (recoveries) on option grants		-	-	(2,440)	-	-	-	(2,440)

Income for the year		-	-	-	16,003	-	16,003	16,003
Unrealized gain on translation to presentation currency on foreign operations		-	-	-	-	2,723	2,723	2,723
Total comprehensive income for the year					16,003	2,723	18,726	18,726
Balance – December 31, 2010	23 f)	122,497,465	$ 180,403	$ 11,116	$ 8,348	$ 2,723	$ 11,071	$ 202,590

The accompanying notes are an integral part of these consolidated financial statements

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

1.

Corporate Information

Fortuna Silver Mines Inc. (“Fortuna” or the “Company”) is engaged in silver mining and related activities, in Latin America, including exploration, extraction, and processing.  The Company operates the Caylloma zinc/lead/silver mine in southern Peru and the San Jose silver/gold mine in Mexico.

Fortuna is a publicly traded company incorporated and domiciled in Canada and is listed on the New York Stock Exchange under the trading ticker symbol “FSM”, and on the Toronto Stock Exchange and Lima Stock Exchange under the trading ticker symbol “FVI”.

The Company’s registered office is at Suite 650, 200 Burrard Street, Vancouver, British Columbia, Canada, V6C 3L6.

2.

Basis of Consolidation and Summary of Significant Accounting Policies

a)

Statement of Compliance

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  The policies applied in these consolidated financial statements are based on IFRS issued and effective as at December 31, 2011.  The Board of Directors approved these financial statements for issue on March 23, 2012.

b)

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and wholly owned subsidiaries: Minera Bateas S.A.C. (“Bateas”); Fortuna Silver (Barbados) Inc.; Compania Minera Cuzcatlan SA (“Cuzcatlan”); Continuum Resources Ltd. (“Continuum”); Fortuna Silver Mines Peru S.A.C. (“FSM Peru”); and Fortuna Silver Mexico, S.A. de CV. (“FS Mexico”).

All significant inter-company transactions, balances, revenues, and expenses have been eliminated upon consolidation.

c)

Revenue Recognition

Revenue arising from the sale of metal concentrates is recognized when title and the significant risks and rewards of ownership of the concentrates have been transferred to the buyer.  The passing of title to the customer is based on the terms of the sales contract.  Final commodity prices are set in a period subsequent to the date of sale based on a specified quotational period, either one or three months after delivery at the option of the customer or one month after delivery.  The Company’s metal concentrates are provisionally priced at the time of sale based on the prevailing market price.

Variations between the price recorded at the shipment date and the actual final price set under the sales contracts are caused by changes in market prices, and result in an embedded derivative in accounts receivable.  The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included in sales in the consolidated statement of income.  Sales of metal concentrates are net of refining and treatment charges.

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

d)

Cash and Cash Equivalents

Cash and cash equivalents are designated as fair value through profit or loss (“FVTPL”).    Cash and cash equivalents include cash on hand, demand deposits, and money market instruments, with maturities from the date of acquisition of 90 days or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value. Transaction costs are expensed when incurred through profit or loss.

e)

Mineral Properties, Property, Plant and Equipment

Costs directly related to construction projects are capitalized to work-in-progress until the asset is available for use in the manner intended by management.  Completed property, plant and equipment are recorded at cost, net of accumulated depreciation and accumulated impairments.  Assets, other than capital work in progress, will be depreciated to their residual values over their estimated useful lives as follows:

Land and buildings

Land

Not depreciated

Mineral properties

Units of production

Buildings

6 - 20 years

Straight line

Leasehold improvements

7 - 8 years

Straight line

Plant and equipment

Machinery and equipment

3 - 8 years

Straight line

Furniture and other equipment

3 - 13 years

Straight line

Transport units

4 - 5 years

Straight line

Capital work in progress

Not depreciated

Equipment under finance lease is initially recorded at the present value of minimum lease payments at the inception of the lease and depreciated as above.  Spare parts and components included in machinery and equipment, depending on the replacement period of the initial component, are depreciated over 8 to 18 months.

Borrowing costs allocable to the costs of construction projects are capitalized to mineral properties, property, plant and equipment and included in the carrying amounts of related assets until the asset is available for use in the manner intended by management.

Costs associated with commissioning activities on constructed plants are deferred from the date of mechanical completion of the facilities until the date the assets are ready for use in the manner intended by management.

On an annual basis, the depreciation method, useful economic life and the residual value of each component asset is reviewed, with any changes recognized prospectively over its remaining useful economic life.

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

e)

Mineral Properties, Property, Plant and Equipment (continued)

i.

Evaluation and Exploration Assets

Significant payments related to the acquisition of land and mineral rights are capitalized as incurred. Prior to acquiring such land or mineral rights, the Company makes a preliminary evaluation to determine that the property has significant potential to develop an economic ore body. The time between initial acquisition and full evaluation of a property’s potential is dependent on many factors including: location relative to existing infrastructure, the property’s stage of development, geological controls and metal prices.

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties as exploration and evaluation assets when future inflow of economic benefits from the properties is probable and until such time as the properties are placed into development, abandoned, sold or considered to be impaired in value.

If a mineable ore body is discovered, exploration and evaluation costs are reclassified to mining properties.  If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

Proceeds received from the sale of interests in exploration and evaluation assets are credited to the carrying value of the mineral properties, with any excess included in income.

Write-downs due to impairment in value are charged to income.  The cash-generating unit for assessing impairment is a geographic region and shall be no larger than the operating segment.

Exploration costs that do not relate to any specific property are expensed as incurred.

ii.

 Operational Mining Properties and Mine Development

For operating mines, all exploration within the mineral deposit is capitalized and amortized on a unit-of-production basis over proven and probable reserves as part of the production cost.

Costs of producing properties are amortized on a unit-of-production basis over proven and probable reserves, and costs of abandoned properties are written-off.

iii.

Commercial Production

Capital work in progress consists of expenditures for the construction of future mines and include pre-production revenues and expenses prior to achieving commercial production. Commercial production is a convention for determining the point in time in which a mine and plant has completed the operational commissioning and has operational results that are expected to remain at a sustainable commercial level over a period of time, after which production costs are no longer capitalized and are reported as operating costs. The determination of when commercial production commences is based on several qualitative and quantitative factors including but not limited to the following:

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

e)

Mineral Properties, Property, Plant and Equipment (continued)

iii.

Commercial Production (continued)

•

all major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;

•

the mine or mill is operating within eighty percent of design capacity;

•

metallurgical recoveries are achieved within eighty percent of projections; and,

•

the ability to sustain ongoing production of ore at a steady or increasing level.

On the commencement of commercial production, depletion of each mining property will be provided on a unit-of-production basis.  Any costs incurred after the commencement of production are capitalized to the extent they give rise to a future economic benefit.

f)

Asset Impairment

Assets are assessed for impairment at each reporting date when changes in events or circumstances occur that indicate the assets may not be recoverable.  An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.  The recoverable amount is the higher of an asset’s fair value less cost to sell and value in use.   For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash inflows or cash generating units.  These are typically individual mines or development projects.  Brownfields exploration projects, located close to existing mine infrastructure, are assessed for impairment as part of the associated mine cash generating unit.

When the recoverable amount is assessed using pre-tax discounted cash flow techniques, the resulting estimates are based on detailed mine and/or production plans.  For value in use, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business.

The cash flow forecasts are based on best estimates of expected future revenues and costs, including the future cash costs of production, capital expenditure and reclamation and closures costs.

Where a fair value less cost to sell model is used the cash flow forecast includes net cash flows expected to be realized from extraction, processing and sale of mineral resources that do not currently qualify for inclusion in proven or probable reserves.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of recoverable amount, but not beyond the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years.  A reversal of an impairment loss is recognized into earnings immediately.

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

g)

Provisions

i.

Decommissioning and restoration provisions

Future obligations to retire an asset, including dismantling, remediation and ongoing treatment and monitoring of the site related to normal operations are initially recognized and recorded as a liability based on estimated future cash flows discounted at a credit adjusted risk-free rate. The decommissioning and restoration provision (“DRP”) is adjusted at each reporting period for changes to factors including the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the credit adjusted risk-free discount rate.

The liability is accreted to full value over time through periodic charges to income. This accretion of provisions is charged to finance costs in the consolidated statements of income.

The amount of the DRP initially recognized is capitalized as part of the related asset’s carrying value and amortized to income. The method of amortization follows that of the underlying asset. The costs related to a DRP are only capitalized to the extent that the amount meets the definition of an asset and can bring about future economic benefit. For a closed site or where the asset which generated a DRP no longer exists, there is no longer future benefit related to the costs and as such, the amounts are expensed. For operating sites, a revision in estimates or a new disturbance will result in an adjustment to the liability with an offsetting adjustment to the capitalized retirement cost. For closed sites, adjustments to the DRP that are required as a result of changes in estimates are charged to income in the period in which the adjustment is identified.

ii.

Environmental disturbance restoration provisions

During the operating life of an asset, events such as infractions of environmental laws or regulations may occur. These events are not related to the normal operation of the asset and are referred to as environmental disturbance restoration provisions (“EDRP”). The costs associated with an EDRP are accrued and charged to earnings in the period in which the event giving rise to the liability occurs. Any subsequent adjustments to an EDRP due to changes in estimates are also charged to earnings in the period of adjustment. These costs are not capitalized as part of the long-lived asset’s carrying value.

iii.

Other provisions

Provisions are recognized when a present legal or constructive obligation exists, as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Where the effect is material, the provision is discounted using an appropriate current market-based pre-tax discount rate.

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

h)

Inventories

Inventories include metals contained in concentrates, stockpiled ore, materials, and supplies.  The classification of metals inventory is determined by the stage in the production process.  Product inventories are sampled for metal content and are valued based on the lower of actual production costs incurred or estimated net realizable value based upon the period ending prices of contained metal.

Ore stockpile and finished goods inventories are valued at the lower of production cost and net realizable value.  Materials and supplies are valued at the lower of average cost and net realizable value.  Production costs include all mine site costs.

i)

Income taxes

Income tax expense consists of current and deferred tax expense.  Income tax is recognized in the income or loss.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax assets and liabilities are recognized for deferred tax consequences attributable to unused tax loss carry forwards, unused tax credits and differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.  Deferred tax assets and liabilities are measured using the enacted or substantially enacted tax rates expected to apply when the asset is realized or the liability settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income or loss in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable income will be available against which the asset can be utilized.  To the extent that the Company does not consider it probable that deferred tax asset will be recovered, the deferred tax asset is reduced.

The following temporary differences do not result in deferred tax assets or liabilities:

•

the initial recognition of assets or liabilities, not arising in a business combination, that does not affect accounting or taxable income;

•

goodwill; and,

•

investments in subsidiaries, associates and jointly controlled entities where the timing of reversal of the temporary differences can be controlled and reversal in the foreseeable future is not probable.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to the set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

j)

Share-Based Payments

The fair value method of accounting is used for share-based payment transactions.  Under this method, the cost of share options and other equity-settled share-based payment arrangements are recorded based on the estimated fair value at the grant date and charged to earnings over the vesting period.  Where awards are forfeited because non-market based vesting conditions are not satisfied, the expense previously recognized is proportionately reversed in the period the forfeiture occurs.

Share-based payment expense relating to cash-settled awards, including deferred and restricted share units is accrued over the vesting period of the units based on the quoted market value of Company’s common shares. As these awards will be settled in cash, the expense and liability are adjusted each reporting period for changes in the underlying share price.

i.

Stock Option Plan

The Company applies the fair value method of accounting for all stock option awards. Under this method, the Company recognizes a compensation expense for all stock options awarded to employees, based on the fair value of the options on the date of grant which is determined by using the Black-Scholes option pricing model. The fair value of the options is expensed over the graded vesting period of the options.

ii.

Deferred Share Unit (“DSU”) Plan

The Company’s DSU compensation liability is accounted for based on the number of units outstanding and the quoted market value of the Company’s common shares at the financial position date.  The year-over-year change in the deferred share unit compensation liability is recognized in income.

iii.

Restricted Share Unit (“RSU”) Plan

The Company’s RSU compensation liability is accounted for based on the number of units outstanding and the quoted market value of the Company’s common shares at the financial position date.  The Company recognizes a compensation cost in operating income on a graded vesting basis for each RSU granted equal to the quoted market value of the Company’s common shares at the date of which RSUs are awarded to each participant prorated over the performance period and adjusts for changes in the fair value until the end of the performance date.  The cumulative effect of the change in fair value is recognized in income in the period of change.

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

k)

Earnings (Loss) per Share

Basic earnings (loss) per share is computed by dividing income for the year by the weighted average number of common shares outstanding during the period.

The diluted earnings (loss) per share calculation is based on the weighted average number of common shares outstanding during the period, plus the effects of dilutive common share equivalents.  This method requires that the dilutive effect of outstanding options issued should be calculated using the treasury stock method.  This method assumes that all common share equivalents have been exercised at the beginning of the period (or at the time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the period, but only if dilutive.

l)

Foreign Currency Translation

The presentation currency of the Company is the United States Dollar (“US$”).

The functional currency of each of the entities in the group is the US$, with the exception of the parent entity and certain holding companies which have a Canadian dollar functional currency.

Transactions in foreign currencies are initially recorded in the functional currency at the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange at each financial position date.  Foreign exchange gains or losses on translation to the functional currency of an entity are recorded in income.   Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction.

For entities with a functional currency different from the presentation currency, translation to the presentation currency is required.  Assets and liabilities are translated at the rate of exchange at the financial position date.  Revenue and expenses are translated at the average rate for the period. All resulting exchange differences are recognized in other comprehensive income.

m)

Financial Instruments

i.

Financial Assets

The Company classifies all financial assets as either fair value through profit or loss (“FVTPL”), held-to-maturity (“HTM”), loans and receivables, or available-for-sale “(AFS”).  The classification is determined at initial recognition and depends on the nature and purpose of the financial asset.

a)

Financial Assets at Fair Value Through Profit or Loss

Financial assets are classified as FVTPL when the financial asset is held-for-trading or it is a designated FVTPL on initial recognition.  A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term.

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

m)

Financial Instruments (continued)

i.

Financial Assets (continued)

a)

Financial Assets at Fair Value through Profit or Loss (continued)

Financial assets classified as FVTPL are stated at fair value with any resulting gain or loss recognized in income or loss in the period in which they arise.  Transaction costs related to financial assets classified as FVTPL are recognized immediately in net income (loss).

Derivatives are categorized as held-for-trading.  Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value.  Fair value of the Company’s recognized commodity-based derivatives are based on the forward prices of the associated market index.  Gains or losses are recorded in the statement of income.

b)

Held-to-Maturity Investments (“HTM”)

HTM investments are recognized on a trade-date basis and are initially measured at fair value, including transaction costs.  The Company does not have any assets classified as HTM investments.

c)

Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.   They are stated at fair value, net of transaction costs and are classified as current or non-current assets based on their maturity date.  They are carried at amortized cost less any impairment.  The impairment loss of receivables is based on a review of all outstanding amounts at period end.  Interest income is recognized by applying the effective interest rate, except for short term receivables when the recognition of interest would not be material.

d)

Available-For-Sale (“AFS”) Assets

AFS financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories.

AFS financial assets are subsequently measured at fair value, determined by published market prices in an active market, except for investments in equity instruments that do not have quoted market prices in an active market which are measured at cost. Changes in fair value are recorded in other comprehensive income (loss) until the assets are removed from the statement of financial position. Investments classified as available-for-sale are written down to fair value through income whenever it is necessary to reflect prolonged or significant decline in the value of the assets. Realized gains and losses on the disposal of available-for-sale securities are recognized in investment and other income.

The Company does not have any assets classified as AFS.

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

m)

Financial Instruments (continued)

i.

Financial Assets (continued)

e)

Impairment of Financial Assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at each period end. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

Objective evidence of impairment could include the following:

•

significant financial difficulty of the issuer or counterparty;

•

default or delinquency in interest or principal payments; or

•

it has become probable that the borrower will enter bankruptcy or financial reorganization.

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted at the financial asset’s original effective interest rate.

The carrying amount of all financial assets at amortized cost, excluding trade receivables, is directly reduced by the impairment loss.  The carrying amount of trade receivables is reduced through the use of an allowance account.  When a trade receivable is considered uncollectable, it is written off against the allowance account.  Subsequent recoveries of amounts previously written off are credited against the allowance account.  Changes in the carrying amount of the allowance account are recognized in income or loss.

With the exception of AFS equity instruments, if a subsequent period, the amount of the impairment loss decreases and the decrease relates to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through income or loss.  On the date of impairment reversal, the carrying amount of the financial asset cannot exceed its amortized cost had impairment not been recognized.

f)

Derecognition of Financial Assets

A financial asset is derecognized when:

•

the contractual right of the asset’s cash flows expire; or

•

if the Company transfers the financial asset and substantially all risks and reward of ownership to another entity.

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

m)

Financial Instruments (continued)

ii.

Financial Liabilities

Derivatives are categorized as held-for-trading.  Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value.  Fair value of the Company’s recognized commodity-based derivatives are based on the forward prices of the associated market index.  Gains or losses are recorded in the statement of income.

Long term debt and other financial liabilities are recognized initially at the fair value, net of transaction costs incurred, and are subsequently stated at amortized cost.  Any difference between the amounts originally received (net of transaction costs) and the redemption value is recognized in the income statement of income over the period to maturity using the effective interest method.

iii.

Classification and Subsequent Measurements

The Company has designated each of its significant categories of financial instruments as follows:

Financial InstrumentClassificationMeasurement

Cash and Cash Equivalents

FVTPL

Fair value

Short Term Investments

FVTPL

Fair value

Derivative Assets

FVTPL

Fair value

Trade Receivable from Concentrate Sales

FVTPL

Fair value

Other Accounts Receivables

Loans and receivables

Amortized cost

Due from Related Parties

Loans and receivables

Amortized cost

Long Term Receivables

Loans and receivables

Amortized cost

Trade and Other Payables

Other liabilities

Amortized cost

Due to Related Parties

Other liabilities

Amortized cost

Derivative Liabilities

FVTPL

Fair value

Income Tax Payable

Other liabilities

Amortized cost

Long Term Liabilities

Other liabilities

Amortized cost

iv.

Effective Interest Method

The effective interest method calculates the amortized cost of a financial instrument and allocates interest income or expense over the corresponding period.  The effective interest rate is the rate that discounts estimated future cash receipts or payments over the expected life of the financial instrument, or where appropriate, a shorter period, to the net carrying amount on initial recognition.  Income or expense is recognized on an effective interest basis for instruments other than those financial instruments classified as FVTPL.

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

n)

Segment Reporting

A geographical segment is a distinguishable component of the entity that is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different than those of segments operating in other economic environments.

The business operations comprise the mining and processing of silver-lead, zinc, and silver-gold and the sale of these products.

o)

Leases

A lease is a finance lease when substantially all of the risks and rewards incidental to ownership of the leased asset are transferred from the lessor to the lessee by the agreement. The leased assets are initially recorded at the lower of the fair value and the present value of the minimum lease payments and are depreciated over the shorter of the asset’s useful lives and the term of the lease. Interest on the lease instalments is recognized as interest expense over the lease term using the effective interest method. Leases for land and buildings are recorded separately if the lease payments can be allocated accordingly.

Leases that do not transfer all the risks and rewards of ownership are classified as operating leases. Payments are recorded in the income statement using the straight line method over their estimated useful lives.

p)

Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of shares are shown in equity as a deduction from the proceeds.  Share-based payments including stock option plan, deferred share unit plan, and restricted share unit plan are discussed in Note 2. j).

q)

Related Party Transactions

Parties are considered to be related if one party has the ability directly, or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.  Parties are also considered to be related if they are subject to common control, related parties may be individuals or corporate entities.  A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

r)

Significant Accounting Judgments and Estimates

The preparation of consolidated financial statements requires management to make judgments and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these judgments and estimates. The consolidated financial statements include judgments and estimates which, by their nature, are uncertain. The impacts of such judgments and estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

r)

Significant Accounting Judgments and Estimates (continued)

Significant assumptions about the future and other sources of judgments and estimates that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i.

Critical Judgments

•

The analysis of the functional currency for each entity of the Company.  In concluding that the United States dollar (“US$”) functional currency for its Peruvian and Mexican entities and the Canadian and Barbados entities have a Canadian dollar (“CAD$”) functional currency, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates.  As no single currency was clearly dominant the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

•

In concluding when commercial production has been achieved, the Company considered the following factors:

•

all major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;

•

the mine or mill is operating as per design capacity and metallurgical recoveries were achieved; and,

•

the ability to sustain ongoing production of ore at a steady or increasing level.

•

The identification of reportable segments, basis for measurement and disclosure of the segmented information.

•

The determination of estimated useful lives and residual values of tangible and long-lived assets and the measurement of depreciation expense.

•

The identification of impairment indicators, cash generating units and determination of value in use and the write down of tangible and long lived assets.

•

Measurement of financial instruments involve significant judgments related to interpretation of the terms of the instrument, identification, classification, impairment and the overall measurement to approximate fair values.

ii.

Estimates

•

the recoverability of amounts receivable which are included in the consolidated statements of financial position;

•

the estimation of assay grades of metal concentrates sold in the determination of the carrying value of accounts receivable which are included in the consolidated statements of financial position and included as sales in the consolidated statements of income;

•

the carrying value of the short term investments and the recoverability of the carrying value which are included in the consolidated statements of financial position;

•

the determination of net realizable value of inventories on the consolidated statements of financial position;

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

r)

Significant Accounting Judgments and Estimates (continued)

ii.

Estimates (continued)

•

the estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in the consolidated statements of income;

•

the determination of mineral reserves, carrying amount of mineral properties, and depletion of mineral properties included in the consolidated statements of financial position and the related depletion included in the consolidated statements of income;

•

review of tangible and intangible assets carrying value, the determination of whether these assets are impaired and the measurement of impairment charges or reversals which are included in the consolidated statements of income;

•

the determination of the fair value of financial instruments and derivatives included in the consolidated statements of financial position;

•

the fair value estimation of share-based awards included in the consolidated statements of financial position and the inputs used in accounting for share-based compensation expense in the consolidated statements of income;

•

the provision for income taxes which is included in the consolidated statements of income and composition of deferred income tax asset and liabilities included in the consolidated statement of financial position;

•

the recognition of deferred income tax assets, amounts recorded for uncertain tax positions, the measurement of income tax expense and indirect taxes included in the consolidated statement of financial position;

•

the inputs used in determining the net present value of the liability for provisions related to decommissioning and restoration included in the consolidated statements of financial position;

•

the inputs used in determining the various commitments and contingencies accrued in the consolidated statements of financial position; and,

•

the assessment of indications of impairment of each mineral properties and related determination of the net realizable value and write-down of those properties where applicable.

s)

New Accounting Standards

The Company is currently assessing the impact of adopting the new accounting standards, noted below, on our consolidated financial statements.

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

s)

New Accounting Standards (continued)

i)

New Accounting Standards Impacting on or after January 1, 2012

IFRS 7 Financial Instruments: Disclosures (Amendment)

The amendment, effective for annual periods beginning on or after July 1, 2011, with early application permitted, requires additional quantitative and qualitative disclosures relating to transfers of financial assets, where: financial assets are derecognized in their entirety, but where the entity has a continuing involvement in them; financial assets that are not derecognized in their entirety.

IAS 12 Income Taxes (Amendment)

IAS 12 Income Taxes, amendments regarding Deferred Tax: Recovery of Underlying Assets introduces an exception to the existing principle for the measurement of deferred tax assets and liabilities arising on investment property measured at fair value, and the requirement that deferred tax on non-depreciable assets measured using the revaluation model in IAS 16 should always be measured on a sale basis.  The amendment is effective for annual periods beginning on or after January 1, 2012.

ii)

New Accounting Standards Impacting on or after July 1, 2012

IAS 1 Presentation of Financial Statements (Amendment)

The amendments to IAS 1 Presentation of Financial Statements require companies preparing financial statements in accordance with IFRSs to group together items within OCI that may be reclassified to the profit or loss section of the income statement. The amendments retain the 'one or two statement' approach at the option of the entity and only revise the way other comprehensive income is presented: requiring separate subtotals for those elements which may be 'recycled' (e.g. cash-flow hedging, foreign currency translation), and those elements that will not (e.g. fair value through OCI items under IFRS 9).  In addition, the tax associated with items presented before tax to be shown separately for each of the two groups of OCI items (without changing the option to present items of OCI either before tax or net of tax).

The amendment is effective for annual periods beginning on or after July 1, 2012.

iii)

New Accounting Standards Impacting on or after January 1, 2013

IFRS 7 Financial Instruments: Disclosures in Respect of Offsetting (Amendment)

At its meeting on December 13-15, 2011, the IASB approved amendments to IFRS 7, Financial Instruments: Disclosures, with respect to offsetting financial assets and financial liabilities. The common disclosure requirements issued by the IASB and the FASB in December 2011 are intended to help investors and other users to better assess the effect or potential effect of offsetting arrangements on a company's financial position.  Companies and other entities are required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The required disclosures should be provided retrospectively.

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

s)

New Accounting Standards (continued)

iii)

New Accounting Standards Impacting on or after January 1, 2013 (continued)

IFRS 10 Consolidated Financial Statements

IFRS 10 Consolidated Financial Statements replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements, and SIC12 Consolidation - Special Purpose Entities.  IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more entities.  This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as a basis for consolidation; (iii) sets out how to apply the principle of control whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements.

IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.  IFRS 10 may be adopted to an earlier accounting period, but in doing so, an entity must disclose the fact that it has early adopted the standard and apply IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities, IAS 27 Separate Financial Statements (as amended in 2011), IAS 28 Investments in Associates and Joint Ventures (as amended in 2011).

IFRS 11 Joint Arrangements

IFRS 11 replaces IAS 31 Interest in Joint Ventures and SIC-13 Jointly-Controlled Entities-Non-Monetary Contributions by Venturers.  This standard establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement (joint operations or joint ventures).  This standard is effective for annual periods on or after January 1, 2013, with early adoption permitted.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 combines the disclosure requirements for an entity’s interest in subsidiaries, joint arrangements, associates and structured entities into one comprehensive disclosure standard.  This standard requires the disclosure of information that enable users of financial statements to evaluate the nature of, and risks associated with, its interest in other entities and the effects of those interests on its financial position, financial performance and cash flows.  This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, and entities are permitted to incorporate any of the new disclosures into their financial statements before that date.

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

s)

New Accounting Standards (continued)

iii)

New Accounting Standards Impacting on or after January 1, 2013 (continued)

IFRS 13 Fair Value Measurement

IFRS 13 Fair Value Measurement provides guidance on how to measure fair value, but does not change when fair value is required or permitted under IFRS.  IFRS 13 defines fair value, sets out a single IFRS framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions with the scope of IAS 17 Leases; measurements that have some similarities to fair value that are not fair value, such as net realizable value in IAS 2 Inventories; or value in use IAS 36 Impairment of Assets.  This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.

IAS 19 Post-employment Benefits

On June 16, 2011 the IASB issued amendments to IAS 19, Employee Benefit, in order to improve the accounting for pensions and other post-employment benefits.

The amendments make important improvements by:

-

eliminating the option to defer the recognition of gains and losses, known as the ‘corridor method’ or the “deferral and amortization approach”;

-

streamlining the presentation of changes in assets and liabilities arising from defined benefit plans, including requiring re-measurements to be presented in OCI, thereby separating those changes from changes that many perceive to be the result of an entity’s day-to-day operations;

-

enhancing the disclosure requirements for defined benefit plans, providing better information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans.

The amendments are effective for financial years beginning on or after January 1, 2013. Earlier application is permitted.

IAS 27 Separate Financial Statements

IAS 27 has the objective of setting standards to be applied in accounting for investments in subsidiaries, jointly controlled entities, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements. This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. This standard will not have an impact on the consolidated financial statements.

IAS 28 Investments in Associates and Joint Ventures

IAS 28 prescribes the accounting for investments in associates and to set the requirements for the application of the equity method when accounting for investments in associates and joint ventures.  This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

s)

New Accounting Standards (continued)

iv)

New Accounting Standards Impacting on or after January 1, 2014

IAS 32 Financial Instruments - Presentation in Respect of Offsetting (Amendment)

At its meeting on December 13-15, 2011, the IASB approved amendments to IFRS 7, Financial Instruments: Disclosures, with respect to offsetting financial assets and financial liabilities.  As part of this project the IASB also clarified aspects of IAS 32, Financial Instruments: Presentation. The amendments to IAS 32 address inconsistencies in current practice when applying the requirements.  The amendments are effective for annual periods beginning on or after January 1, 2014 and are required to be applied retrospectively.

v)

New Accounting Standards Impacting on or after January 1, 2015

IFRS 9 Financial Instruments - Classification and Measurement

IFRS 9, Financial Instruments: IFRS 9 introduces the new requirements for the classification, measurement and de-recognition of financial assets and financial liabilities. Specifically, IFRS 9 requires all recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement to be subsequently measured at amortized cost or fair value, and all financial liabilities classified as subsequently measured at amortized cost except for financial liabilities as at FVTPL. The amendments are effective for annual periods beginning on or after January 1, 2015, with earlier application permitted.

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

3.

Cash and Cash Equivalents

	December 31, 2011	December 31, 2010	January 1, 2010
Cash	$ 25,652	$ 61,118	$ 21,863
Cash equivalents	13,078	9,180	8,900
	$ 38,730	$ 70,298	$ 30,763

Cash and cash equivalents include cash on hand, demand deposits, and money market instruments, with maturities from the date of acquisition of 90 days or less.

4.

Short Term Investments

	December 31, 2011	December 31, 2010	January 1, 2010
Held for trading short term investments	$ 17,000	$ 20,509	$ 6,034

Short term investments include deposits with maturities from the date of acquisition of more than 90 days.

5.

Derivative Assets and Derivative Liabilities

	December 31, 2011		December 31, 2010		January 1, 2010
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Lead Asian options	$ -	$ -	$ -	$ -	$ 2	$ -
Zinc Asian options	-	-	-	-	-	263
Lead forward contracts	-	53	-	14	-	1,356
Zinc forward contacts	70	-	-	6	-	1,473
Silver forward contracts	-	34	-	113	35	-
Total	$ 70	$ 87	$ -	$ 133	$ 37	$ 3,092

The Company occasionally enters into forward commodity contracts as well as put and call option commodity arrangements to secure a minimum price level on part of its zinc and lead metal production.  As at the end of the year no such contracts are outstanding.

Additionally, the Company enters regularly into short term forward and option contracts to fix the final settlement price of metal delivered in concentrates, where the final settlement price is yet to be set at a future quotational period according to contract terms.  The forward sale and option contracts are settled against the arithmetic average of metal spot prices over the month in which the contract matures.  No initial premium associated with these trades has been paid.

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

6.

Accounts Receivable and Other Assets and Deposits on Long Term Assets

The current accounts receivables and other assets are comprised of the following:

	December 31, 2011	December 31, 2010	January 1, 2010
Current
Trade receivables from concentrate sales	$ 11,287	$ 11,224	$ 7,154
Current portion of long term receivables - net	891	39	121
Prepaid expenses	1,171	903	313
Deposits	47	-	24
Advances and other receivables	2,213	1,288	1,023
Accounts receivable and other assets	$ 15,609	$ 13,454	$ 8,635
GST/HST and value added tax receivable	$ 4,777	$ 3,542	$ 601

Deposits on long term assets includes the non-current accounts receivable and other assets comprised of the following:

	December 31, 2011	December 31, 2010	January 1, 2010
Non-Current
Long term receivables	$ 1,415	$ 47	$ 137
Less: current portion of long term receivables	(891)	(39)	(121)
Non-current portion of long term receivables - net	524	8	16
Deposits on equipment	1,167	3,097	-
Deposits paid to contractors	448	1,581	-
Other	121	-	-
	$ 2,260	$ 4,686	$ 16

As at December 31, 2011, the Company had $100 trade receivables (2010: $nil) (January 1, 2010: $nil) which were past due with no impairment.  The Company’s allowance for doubtful accounts is $nil for all reporting periods.

The aging analysis of these trade receivables is as follows:

	December 31, 2011	December 31, 2010	January 1, 2010
0-30 days	$ 9,518	$ 9,754	$ 7,154
31-60 days	911	1,057	-
61-90 days	758	413	-
over 90 days	100	-	-
	$ 11,287	$ 11,224	$ 7,154

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

7.

Inventories

	December 31, 2011	December 31, 2010	January 1, 2010
Concentrate stock piles	$ 2,488	$ 346	$ 651
Ore stock piles	4,008	1,274	203
Materials and supplies	4,795	2,398	1,474
Total inventories	$ 11,291	$ 4,018	$ 2,328

For the years ended December 31, 2011, $31,655 (2010: $22,270) of inventory was expensed in cost of sales and there has been no impairment during 2011 (2010: $nil).

8.

Mineral Properties, Property, Plant and Equipment

	Mineral Properties Non- Depletable	Mineral Properties Depletable (Caylloma, San Jose*)	Machinery and Equipment	Land, Buildings, and Leasehold Improvements	Furniture and Other Equipment	Transport Units	Equipment under Finance Lease	Capital Work in Progress	Total
Year ended December 31, 2011
Opening carrying amount	$ 49,129	$ 33,608	$ 6.897	$ 7,013	$ 3,177	$ 112	$ 2,893	$ 14,534	$ 117,363
Additions	6,258	30,091	5,429	729	2,032	131	500	33,837	79,007
Disposals	-		(1,532)	-	(33)	-	-	-	(1,565)
Depreciation charge	-	(6,107)	(1,847)	(1,820)	(334)	(97)	(873)	-	(11,078)
Impairment charge	-		(1,688)	(195)	-	(11)	-	-	(1,894)
Reclassification	(48,076)	48,076	10,057	31,725	(1,657)	-	-	(40,125)	-
Closing carrying amount	$ 7,311	$ 105,668	$ 17,316	$ 37,452	$ 3,185	$ 135	$ 2,520	$ 8,246	$ 181,833

As at December 31, 2011
Cost	7,311	125,667	$ 22,870	$ 41,212	$ 4,296	$ 520	$ 4,674	$ 8,246	$ 214,796
Accumulated depreciation and impairment	-	(19,999)	(5,554)	(3,760)	(1,111)	(385)	(2,154)	-	(32,963)
Closing carrying amount	$ 7,311	$ 105,668	$ 17,316	$ 37,452	$ 3,185	$ 135	$ 2,520	$ 8,246	$ 181,833

*Commercial production began on September 1, 2011 for San Jose and included in mineral properties non-depletable as at December 31, 2010 and January 1, 2010.

In 2011, non-depletable mineral properties include the following properties: Mario, Don Mario, Tlacolula, and Taviche.

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

8.

Mineral Properties, Property, Plant and Equipment (continued)

	Mineral Properties Non- Depletable	Mineral Properties Depletable (Caylloma)	Machinery and Equipment	Land, Buildings, and Leasehold Improvements	Furniture and Other Equipment	Transport Units	Equipment under Finance Lease	Capital Work in Progress	Total
Year ended December 31, 2010
Opening carrying amount	$ 39,907	$ 28,370	$ 6,916	$ 4,033	$ 1,117	$ 197	$ 2,682	$ 1,953	$ 85,175
Additions	9,334	8,499	1,729	155	2,542	88	928	16,490	39,765
Disposals	(112)	(443)	(20)	(1)	(10)	(67)	-	-	(653)
Depreciation charge	-	(3,604)	(1,509)	(768)	(273)	(106)	(664)	-	(6,924)
Reclassification	-	786	(219)	3,594	(199)	-	(53)	(3,909)	-
Closing carrying amount	$ 49,129	$ 33,608	$ 6,897	$ 7,013	$ 3,177	$ 112	$ 2,893	$ 14,534	$ 117,363

As at December 31, 2010
Cost	49,129	47,500	$ 11,060	$ 9,076	$ 3,985	$ 436	$ 4,174	$ 14,534	$ 139,894
Accumulated depreciation and impairment	-	(13,892)	(4,163)	(2,063)	(808)	(324)	(1,281)	-	(22,531)
Closing carrying amount	$ 49,129	$ 33,608	$ 6,897	$ 7,013	$ 3,177	$ 112	$ 2,893	$ 14,534	$ 117,363

	Mineral Properties Non- Depletable	Mineral Properties Depletable (Caylloma)	Machinery and Equipment	Land and Buildings	Furniture and Other Equipment	Transport Units	Equipment under Finance Lease	Capital Work in Progress	Total
As at January 1, 2010
Opening carrying amount	$ 35,755	$ 25,947	$ 6,661	$ 3,365	$ 1,025	$ 392	$ 1,629	$ 1,493	$ 76,267
Additions	5,402	5,019	418	138	229	-	1,425	2,652	15,283
Disposals	(1,250)		(77)	(1)	(26)	(80)	(23)	-	(1,457)
Depreciation charge	-	(2,596)	(1,250)	(392)	(216)	(115)	(349)	-	(4,918)
Reclassification	-		1,164	923	105	-	-	(2,192)	-
Closing carrying amount	$ 39,907	$ 28,370	$ 6,916	$ 4,033	$ 1,117	$ 197	$ 2,682	$ 1,953	$ 85,175

As at January 1, 2010
Cost	39,907	38,658	$ 9,933	$ 5,071	$ 1,548	$ 437	$ 3,249	$ 1,953	$ 100,756
Accumulated depreciation and impairment	-	(10,288)	(3,017)	(1,038)	(431)	(240)	(567)	-	(15,581)
Closing carrying amount	$ 39,907	$ 28,370	$ 6,916	$ 4,033	$ 1,117	$ 197	$ 2,682	$ 1,953	$ 85,175

Mineral properties includes bonuses paid of $1,350 (2010: $nil) (January 1, 2010: $nil) which were paid upon commissioning of the San Jose mine to a director, a director and officer, and an officer.  The bonus comprises of $1,113 paid to key management and $237 paid to a company controlled by a director.  Refer to Note 10 Related Party Transactions.

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

8.

Mineral Properties, Property, Plant and Equipment (continued)

a)

Mario Property

In May 2011, the Company entered into an agreement to acquire a 100% interest in the Mario Property, located in the Department of Junin in central Peru.  Under the terms of the agreement, the Company is granted the exclusive right and option to purchase an undivided 100% interest in the Mario Property subject to the following payments:

1.

$500 on signing of agreement;

2.

$500 on or before six months from the signing of the agreement;

3.

$500 on or before 12 months from the signing of the agreement; and,

4.

$2,500 on or before 24 months from the signing of the agreement.

The transfer of the property to the Company is subject to a 1% net smelter return (“NSR”) royalty on production from the property payable to Crocodile Gold (“Crocodile”).  The Company shall have the right to purchase the NSR royalty from Crocodile at any time during the five-year period following the final option payment for the sum of $3,000.  The property is also subject to a 2% NSR royalty on production payable to Teck Cominco and a 0.5% NSR royalty on production payable to Socrate Capital Inc., with each royalty in turn subject to certain buy-back provisions. As at December 31, 2011, $1,000 has been paid under the agreement.

b)

Don Mario Property

The Company entered  into an option agreement, effective July 20, 2011,  to acquire 100% interest in the Don Mario property, with Consorcio Empresarial Agmin S.A.C.(“AGMIN”). Under the terms of the mining assignment and option to purchase mineral rights agreement (“agreement”), the Company is required to make the following payments:

1.

$200 on signing the agreement;

2.

$300 after 12 months from signing the agreement;

3.

$500 after 24 months from signing the agreement; and,

4.

$2,000 after 36 months from signing the agreement.

Under the terms of the agreement, once the option is exercised and technical report is prepared under National Instrument 43-101 and published, if the pre-feasibility study indicates that the property contains more than five million silver equivalent ounces, the Company would further pay AGMIN, one dollar for each additional resource and reserves indicated in the pre-feasibility report. The Company has the option to buy-out the additional pay-out for a further $3,000, subject to certain conditions.

As at December 31, 2011, $200 has been paid under the agreement.

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

8.

Mineral Properties, Property, Plant and Equipment (continued)

c)

Tlacolula Property

In September 2009, the Company, through its wholly owned subsidiary, Cuzcatlan, was granted an option (the “Option”) to acquire a 60% interest (the “Interest”) in the Tlacolula silver project (“property”) located in the State of Oaxaca, Mexico from Radius Gold Inc.’s wholly owned subsidiary, Radius (Cayman) Inc. (“Radius”) (a related party by way of directors in common with the Company described further in Note 10).

The Company can earn the Interest by spending $2,000, which includes a commitment to drill 1,500 meters within three years, and making staged annual payments of $250 cash and $250 in common stock of the Company to Radius according to the following schedule:

➢

$20 cash and $20 cash equivalent in shares upon stock exchange approval;

➢

$30 cash and $30 cash equivalent in shares by the first year anniversary;

➢

$50 cash and $50 cash equivalent in shares by the second year anniversary;

➢

$50 cash and $50 cash equivalent in shares by the third year anniversary; and,

➢

$100 cash and $100 cash equivalent in shares by the fourth year anniversary.

Upon completion of the cash payments and share issuances, and incurring the exploration expenditures as set forth above, the Company will be deemed to have exercised the Option and acquired a 60% interest in the property, whereupon a joint venture will be formed to further develop the property on the basis of the Company owning 60% and Radius 40%.

On January 15, 2010, the transaction was approved by the TSX Venture Exchange,   The Company has issued 7,813 common shares at a fair market value of $2.56 per share and paid $20 cash according to the terms of the option agreement.

On January 14, 2011, the Company issued 6,756 common shares of the Company, at a fair market value of $4.44 per share and paid $30 cash according to the terms of the option agreement.

Subsequent to December 31, 2011, on January 13, 2012, the Company issued 8,605 common shares of the Company, at a fair market value of $5.81 per share and paid $50 cash according to the terms of the option agreement.

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

8.

Mineral Properties, Property, Plant and Equipment (continued)

d)

Taviche Property

In 2010, the Company included the idle plant in Taviche as part of the San Jose mine plant as it was more likely than not that the idle plant could be used to treat excess ore from San Jose or from surrounding areas where the company was conducting exploration.  On September 1, 2011, the San Jose mine plant commenced commercial production and in the fourth quarter of 2011, achieved an average of 955 tonnes milled per day with the San Jose plant having sufficient capacity for the production.  In the fourth quarter, management reassessed the usability of the idle plant and in conjunction, obtained an independent third party appraisal of various assets acquired under an asset purchase agreement dated 2007 related to the Taviche property.

Management used the fair value less cost to sell method to determine the recoverable amount of the idle plant.  Based upon an independent appraisal of the assets, which is in accordance with fair value less cost to sell, the Company has taken an impairment charge of $1.89 million that comprised of the following impairments: $1.08 million on the tailing dam, $0.14 million on the mine infrastructure, and $0.67 million on equipment, machinery, and buildings.  As at December 31, 2011, the net book value of assets related to the Taviche property for machinery, and equipment amount to $0.36 million.

9.

Trade and other payables

	December 31, 2011	December 31, 2010	January 1, 2010
Trade accounts payable	$ 8,800	$ 3,967	$ 2,580
Payroll and other payables	7,152	5,249	2,556
Restricted share unit payable	1,204	87	-
	$ 17,156	$ 9,303	$ 5,136

10.

Related Party Transactions

The consolidated financial statements include the financial statements of Fortuna Silver Mines Inc. and it subsidiaries listed in the following table:

		Equity Interest as at December 31,
Name	Country of Incorporation	2011	2010
Minera Bateas S.A.C.	Peru	100%	100%
Fortuna Silver Mines Peru S.A.C.	Peru	100%	100%
Compania Minera Cuzcatlan SA	Mexico	100%	100%
Fortuna Silver Mexico, S.A. de CV	Mexico	100%	n/a
Fortuna Silver (Barbados) Inc.	Barbados	100%	100%
Continuum Resources Ltd.	Canada	100%	100%

Fortuna Silver Mexico, S.A. de CV was incorporated in 2011.

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

10.

Related Party Transactions (continued)

a)

Purchase of Goods and Services

The Company entered into the following related party transactions:

	Years ended December 31,
Transactions with related parties	2011	2010
Salaries and wages [1,2]	$ 173	$ 174
Other general and administrative expenses [2]	292	185
Leasehold improvements [2]	93	-
	$ 558	$ 359

1 Salaries and wages includes employees' salaries and benefits charged to the Company based on a percentage of the estimated hours worked for the Company

2Radius Gold Inc. ("Radius") has directors in common with the Company and shares office space, and is reimbursed for salaries and wages, general and administrative costs, and leasehold improvements incurred on behalf of the Company.

During the year ended December 31, 2011, the Company transferred two mining concessions to Focus Ventures Ltd., a Company with directors in common, in exchange for a 1% net smelter return royalty.

During the year ended December 31, 2011, the Company issued 6,756 (2010: 7,813) common shares, at a fair market value of $4.44 (2010: $2.56)  per share and paid $30 cash (2010: $20) to Radius, under the option to acquire a 60% interest in Tlacolula silver project located in the State of Oaxaca, Mexico.

Subsequent to the year ended December 31, 2011 to March 23, 2012, the Company issued 8,605 common shares, at a fair market value of $5.81 per share and paid $50 cash to Radius, under the option to acquire a 60% interest in Tlacolula silver project located in the State of Oaxaca, Mexico.

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

10.

Related Party Transactions (continued)

b)

Key Management Compensation

Key management includes all persons named or performing the duties of Vice-President, Chief Financial Officer, President, Chief Executive Officer, and non-executive Directors of the Company.  The compensation paid and payable to key management for services is shown below:

	Years ended December 31,
	2011	2010
Salaries and other short term employee benefits	$ 3,492	$ 2,633
Directors fees	333	300
Consulting fees	416	174
Share-based payments	4,398	188
	$ 8,639	$ 3,295

The share-based payments includes the change in the DSU and RSU fair value over each reporting period and payments made under the DSU and RSU plans and the non-cancellation of share options.

Consulting fees includes fees paid to two non-executive directors in both 2011 and 2010.

c)

Year-end Balances arising from Purchases of Goods/Services

Amounts due to/(from) related parties	December 31, 2011	December 31, 2010	January 1, 2010
Owing from a director and officer [3]	$ (36)	$ (1)	$ (1)
Owing to a company with common directors [2]	205	41	50
	$ 169	$ 40	$ 49

3 Owing from a director includes non-interest bearing advances to a director and officers and December 31, 2011 and one officer and director at December 31, 2010 and January 1, 2010.

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

11.

Leases and Long Term Liabilities

Leases and long term liabilities are comprised of the following:

	December 31, 2011	December 31, 2010	January 1, 2010
Obligations under finance lease (a)	$ 866	$ 1,545	$ 1,848
Long term liability (b)	771	705	644
Deferred share units (Note 14 c))	2,639	1,955	-
Restricted share units (Note 14 d))	1,204	131	-
	5,480	4,336	2,492

Less: current portion
Obligations under finance lease	741	1,083	1,038
Long term liability	771	-	-
Current portion of long term liability	1,512	1,083	1,038
Restricted share unit payable, current (Note 9)	1,204	87	-
Leases and long term liability, non-current	$ 2,764	$ 3,166	$ 1,454

a)

Obligations under Finance Lease

The following is a schedule of the Company’s future minimum lease payments. These are related to the acquisition of mining equipment, vehicles, and buildings.

Obligations under Finance Lease	December 31, 2011	December 31, 2010	January 1, 2010
Not later than 1 year	$ 763	$ 1,150	$ 1,151
Less: future finance charges on finance lease	(22)	(67)	(113)
	741	1,083	1,038
Later than 1 year but less than 5 years	126	472	862
Less: future finance charges on finance lease	(1)	(10)	(52)
	125	462	810
Present value of finance lease payments	$ 866	$ 1,545	$ 1,848

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

11.

Leases and Long Term Liabilities (continued)

b)

Long Term Liabilities

In May 2008, the Company acquired the Monte Alban II concession for which a payment of $800 is due May 2012.  This payment is non-interest bearing.

12.

Provisions

A summary of the Company’s provisions for other liabilities and charges is presented below:

Decommissioning and Restoration Liability
Balance - January 1, 2010	$ 2,917
New provisions	1,583
Increase to existing provisions	125
Accretion of provisions (Note 20)	163
Foreign exchange differences	93
Balance - December 31, 2010	$ 4,881
Increase to existing provisions	126
Accretion of provisions (Note 20)	173
Foreign exchange differences	(5)
Cash payments	(201)
Total provisions – December 31, 2011	$ 4,974
Less: current portion	(727)
Non current – December 31, 2011	$ 4,247

In view of the uncertainties concerning environmental reclamation, the ultimate cost of reclamation activities could differ materially from the estimated amount recorded.  The estimate of the Company’s decommissioning and restoration liability relating to the Caylloma and San Jose mine is subject to change based on amendments to laws and regulations and as new information regarding the Company’s operations becomes available.

Future changes, if any, to the estimated liability as a result of amended requirements, laws, regulations, operating assumptions, estimated timing and amount of obligations may be significant and would be recognized prospectively as a change in accounting estimate.  Any such change would result in an increase or decrease to the liability and a corresponding increase or decrease to the mineral properties, property, plant and equipment balance.

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

13.

Income Tax

a)

Income tax expense differs from the amount that would be computed by applying the Canadian statutory income tax rate of 26.50% (2010: 28.50%) to income before income taxes.  The reasons for the differences are as follows:

	December 31, 2011	December 31, 2010
Income before tax	$ 38,335	$ 27,513
Statutory income tax rate	26.50%	28.50%
Expected income tax	$ 10,159	$ 7,841
Items non-deductible for income tax purposes	1,401	292
Difference between Canadian and foreign tax rates	1,376	874
Effect of change in tax rates	620	431
Impact of foreign exchange on tax assets and liabilities	3,271	(133)
Impact of Mexican inflation on tax values	(16)	(130)
Under(over) provided in prior periods	704	(1,495)
Unused tax losses and tax offsets not recognized in tax asset	1,287	3,830
Total income taxes	$ 18,802	$ 11,510
Represented by:
Current income tax	$ 14,607	$ 8,620
Deferred income tax	4,195	2,890
	$ 18,802	$ 11,510

The effective tax rate for the years ended December 31, 2011 and 2010 was 49.05% and 41.8%, respectively. The change in the effective tax rate was primarily attributable to the geographical mix of income, fluctuations in exchange rates for foreign currency, the impact of foreign exchange on the tax basis on non-monetary assets, and the non-recognition of tax benefits.

Effective January 1, 2011, the Canadian Federal corporate tax rate decreased from 18% to 16.5% and the British Columbia provincial tax decreased from 10.5% to 10%. The overall reduction in tax rates has resulted in a decrease in the Company’s statutory tax rate from 28.50% to 26.50%.

In 2009, the Mexican government approved tax reform that includes a 2% increase in the income tax rate in Mexico from 28% to 30% for a three-year period starting in 2010.

Income taxes payable of $3,923 (December 31, 2010: $4,192, January 1, 2010 $2,949) relates to current taxes.

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

13.

Income Tax (continued)

b)

The tax effected items that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at December 31, 2011 and 2010 are presented below:

	December 31, 2011	December 31, 2010
Deferred income tax assets:
Non-capital losses	$ 12,544	$ 2,939
Provisions and other	2,059	1,095
Financial derivatives	5	42
Mineral properties, property, plant and equipment	296	186
Net deferred income tax assets	14,904	4,262
Deferred income tax liabilities:
Mineral properties – Peru	$ (11,790)	$ (9,912)
Mineral properties – Mexico	(5,640)	(2,832)
Equipment	(10,148)	-
Total deferred income tax liabilities	$ (27,578)	$ (12,744)
Net deferred income tax liabilities	$ (12,674)	$ (8,482)

c)

The Company recognizes tax benefits on losses or other deductible amounts generated in countries where the probable criteria for the recognition of deferred tax assets has been met.

The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	December 31, 2011	December 31, 2010
Non-capital losses	$ 38,503	$ 29,689
Provisions and other	3,841	3,563
Share issue cost	2,913	4,146
Mineral properties, property, plant and equipment	1,532	3,966
Unrecognized deductible temporary differences	46,789	41,364

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

13.

Income Tax (continued)

The Company’s unrecognized deferred tax assets related to unused tax losses have the following expiry dates:

		Expiry date
Non-capital losses, expiring as follows:
Canada	$ 35,346	2013 - 2031
Mexico	2,850	2016 - 2031
Barbados	172	2017 – 2020
	$ 38,368

14.

Share Capital

a)

Unlimited Common Shares Without Par Value

During the year ended December 31, 2010, the Company issued an aggregate of 26,507,500 common shares, under two bought deal financings, for gross proceeds of $78,528.  Net proceeds of $73,919 after share issuance costs of $4,609 were raised from the bought deal financings comprised of: 15,007,500 common shares at CAD$2.30 per share, for net proceeds of $31,135; and 11,500,000 common shares at CAD$4.00 per share, for net proceeds of $42,784.

During the year ended December 31, 2011, the Company issued 6,756 (2010: 7,813) common shares, at a fair market value of $4.44 (2010: $2.56) per share to Radius Gold, under the option to acquire a 60% interest in Tlacolula silver project located in the State of Oaxaca, Mexico.

Subsequent to the year ended December 31, 2011 to March 23, 2012, the Company issued 8,605 common shares, at a fair market value of $5.81 per share to Radius Gold, under the option to acquire a 60% interest in Tlacolula silver project located in the State of Oaxaca, Mexico.

b)

Share Options

The Company’s stock option plan, approved by the shareholders on August 30, 2006 and accepted by the TSX Venture Exchange on October 16, 2006 provides a rolling maximum of the issuance of common treasury shares equal to up to ten percent of the issued and outstanding common shares with no vesting provisions.  The exercise price of the optioned shares are no less than the market price, with a maximum term of ten years from grant.  Shareholder approval of the Company’s stock option plan was not obtained at the Company’s annual general meeting held on June 23, 2010.

Shareholder approval of the Company’s new Stock Option Plan (the “New Plan”), dated April 11, 2011, was obtained at the Company’s annual general meeting held on May 26, 2011.  The New Plan provides that the number of common shares of the Company issuable under the Plan, together with all of the  Company’s other previously established or proposed share compensation arrangements, may not exceed 12,200,000 shares, which equals 9.92% of the current total number of issued and outstanding common shares of the Company, as at April 11, 2011.

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

14.

Share Capital (continued)

b)

Share Options (continued)

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility, risk-free interest rate and expected life of the options.  Changes in the subjective input assumptions can materially affect the fair value estimate.

The following is a summary of option transactions:

	December 31, 2011		December 31, 2010
	Shares (in 000's)	Weighted average exercise price (CAD$)	Shares (in 000's)	Weighted average exercise price (CAD$)
Outstanding at beginning of the year	4,551	$ 1.51	8,215	$ 1.50
Granted	1,792	4.46	-	$ -
Exercised	(2,242)	1.55	(999)	$ 1.03
Cancelled	-	-	(2,665)	$ 1.62
Forfeited	(25)	4.46	-	$ -
Outstanding at end of the year	3,876	$ 2.83	4,551	$ 1.51
Vested and exercisable at end of the year	2,557	$ 1.99	4,551	$ 1.51

The non-cash compensation recovery of $2,440 recognized for the year ended December 31, 2010 is associated with the 2,665,000 share purchase options granted in the fourth quarter of 2009 and cancelled as shareholder approval was not obtained at the Company’s annual general meeting held on June 23, 2010.

During the year ended December 31, 2011, 1,792,289 share purchase options were granted with an exercise price of CAD$4.46 per share with a term of three years and vesting 25% within six months of grant date, 50% within 12 months of grant date, 75% within 18 months of grant date, and fully vested after 24 months of grant date.   As at December 31, 2011, 24,814 share purchase options were forfeited and 8,271 share purchase options were accelerated to expire March 8, 2012.  The share based compensation charge of $1,830 covering option grants, forfeitures, and accelerated vesting, was recognized for the year ended December 31, 2011 has been determined under the fair value method using the Black-Scholes option pricing model with the following assumptions:

	Years ended December 31,
	2011	2010
Risk-free interest rate	1.91%	n/a
Expected stock price volatility	56.48%	n/a
Expected term in years	3	n/a
Expected dividend yield	0%	n/a
Expected forfeiture rate	1.38%	n/a

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

14.

Share Capital (continued)

b)

Share Options (continued)

The expected volatility assumption is based on the historical volatility of the Company’s Canadian dollar common share price on the Toronto Stock Exchange

The following table summarizes information related to stock options outstanding and exercisable at December 31, 2011:

Exercise price in CAD$	Number of outstanding share purchase options (in 000's)	Weighted average remaining contractual life of outstanding share purchase options (years)	Weighted average exercise price on outstanding share purchase options CAD$	Exercisable share purchase options (in 000's)	Weighted average exercise price on exercisable share purchase options CAD$
$0.80 to $0.99	816	6.8	$ 0.85	816	$ 0.85
$1.00 to $1.99	693	4.4	1.53	693	1.53
$2.00 to $4.46	2,367	3.0	3.90	1,048	3.19
$0.80 to $4.46	3,876	4.1	$ 2.83	2,557	$ 1.99

Subsequent to December 31, 2011 to March 23, 2012, 184,138 share purchase options were granted with an exercise price of CAD$6.67 per share with a term of five years and vesting 33.33% within twelve months of grant date, 33.33% within 24 months of grant date, and 33.34% within thirty six months of grant date.

Subsequent to December 31, 2011, 49,628 share purchase options were forfeited and 41,542 share purchase options were accelerated to expire March 30, 2012.

Subsequent to December 31, 2011 to March 23, 2012, 314,225 share purchase options were exercised at prices ranging from CAD$0.85 to CAD$4.46 per share, resulting in issued and outstanding shares of 125,268,751.

c)

Deferred Share Units (“DSU”) Cost

During 2010, the Company implemented a DSU plan which allows for up to 1% of the number of shares outstanding from time to time to be granted to eligible directors.  All grants under the plan are fully vested upon credit to an eligible directors’ account.

During the year ended December 31, 2011, 70,000 DSU were settled in cash for $5.36 per unit for a total payment of $375.

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

14.

Share Capital (continued)

c)

Deferred Share Units (“DSU”) Cost (continued)

During the year ended December 31, 2011, the Company granted 48,824 DSU with a market value of CAD$232, at the date of grant, to a director, and 93,544 DSU with a market value of CAD$473, at the date of grant, to a director, with vesting subject to the commissioning of the San Jose mine, which occurred on September 1, 2011.

During the year ended December 31, 2010, the Company granted 409,097 DSU with a market value of CAD$1,358, at the date of grant, to directors.

As at December 31, 2011, there are 481,465 (2010: 409,097) DSU outstanding with a fair value of $2,639 (2010: $1,955).

d)

Restricted Share Units (“RSU”) Cost

During 2010, the Company implemented a RSU plan for certain employees or officers.  The RSU entitle employees or officers to a cash payment after the end of a performance period of up to two years following the date of the award.  The RSU payment will be an amount equal to the fair market value of the Company’s common share on the five trading days immediately prior to the end of the performance period multiplied by the number of RSU held by the employee.

During the year ended December 31, 2011, the Company granted 155,674 RSU with a market value of CAD$788, at the date of grant, to a director, with vesting subject to the commissioning of the San Jose mine, which occurred on September 1, 2011.

During the year ended December 31, 2011, the Company paid $736 (2010: $nil) on 109,557 (2010: nil) RSU to directors, a former director, and officers of the Company.

As at December 31, 2011, there are 265,231 (2010: 219,114) RSU outstanding with a fair value of $1,204 (2010: $131).

e)

Earnings per Share

i.

Basic

Basic earnings per share is calculated by dividing the income for the year by the weighted average number of shares outstanding during the year.

The following table sets forth the computation of basic earnings per share:

	Years ended December 31,
	2011	2010
income available to equity owners	$ 19,533	$ 16,003
Weighted average number of shares (in '000's)	123,295	108,120
Earnings per share - basic	$ 0.16	$ 0.15

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

14.

Share Capital (continued)

e)

Earnings per Share (continued)

i.

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive shares.  The following table sets forth the computation of diluted earnings per share:

	Years ended December 31,
	2011	2010
Income available to equity owners	$ 19,533	$ 16,003
Weighted average number of shares ('000's)	123,295	108,120
Incremental shares from share options	1,417	2,445
Weighted average diluted shares outstanding	124,712	110,565
Earnings per share - diluted	$ 0.16	$ 0.14

15.

Supplemental Cash Flow Information

		Years ended December 31,
	Note	2011	2010
Non-cash Investing and Financing Activities:
Issuance of shares on purchase of mineral properties, property, plant and equipment	8	$ 30	$ 20

16.

Capital Disclosure

The Company’s objectives when managing capital are to provide shareholder returns through maximization of the profitable growth of the business and to maintain a degree of financial flexibility relevant to the underlying operating and metal price risks while safeguarding the Company’s ability to continue as a going concern.

The capital of the Company consists of equity and available credit facility, net of cash.  The Board of Directors does not establish a quantitative return on capital criteria for management.  The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

The management of the Company believes that the capital resources of the Company as at December 31, 2011, are sufficient for its present needs for at least the next 12 months.  The Company is not subject to externally imposed capital requirements.

The Company’s overall strategy with respect to capital risk management remained unchanged during the year.

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

17.

Management of Financial Risk

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk, and price risk.  The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

a)

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, short term investments, derivative assets, trade receivable from concentrate sales, other accounts receivables, trade and other payables, due to related parties, and derivative liabilities approximate their fair value due to the relatively short periods to maturity and the terms of these financial instruments.  Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument.

The amortized value of long term receivables approximates their fair value as these are measured at the amortized cost using the effective interest method.  The fair value of the lease and long term liabilities is $5,531 as at December 31, 2011.

The analysis of financial instruments that are measured subsequent to initial recognition at fair value can be categorized into Levels 1 to 3 based upon the degree to which the fair value is observable.

•

Level 1 - inputs to the valuation methodology are quoted (unadjusted) for identical assets or liabilities in active markets.

•

Level 2 - inputs to valuation methodology include quoted market prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value of measurement.

The Company has classified the determination of fair value of trade receivable from concentrate sales, and derivatives as level 2, as the valuation method used by the Company includes an assessment of assets in quoted markets with significant observable inputs.

Financial assets (liabilities) at fair value as at December 31, 2011
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 38,730	$ -	$ -	$ 38,730
Short term investments	17,000	-	-	17,000
Trade receivable from concentrate sales	-	11,287	-	11,287
Derivatives	-	(17)	-	(17)
	$ 55,730	$ 11,270	$ -	$ 67,000

There were no changes in the levels during the year ended December 31, 2011.

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

17.

Management of Financial Risk (continued)

a)

Fair Value of Financial Instruments (continued)

Financial assets (liabilities) at fair value as at December 31, 2010
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 70,298	$ -	$ -	$ 70,298
Short term investments	20,509	-	-	20,509
Trade receivable from concentrate sales	-	12,551	-	12,551
Derivatives	-	(133)	-	(133)
	$ 90,807	$ 12,418	$ -	$ 103,225

There were no changes in the levels during the year ended December 31, 2010.

Accounts receivable includes trade receivable from concentrate sales, provisional price adjustments, and final price adjustments. The fair value of accounts receivable resulting from provisional pricing reflect observable market commodity prices.  Resulting fair value changes to accounts receivable are through sales.  Transactions involving accounts receivable are with counterparties the Company believes are creditworthy.  As such, these accounts receivable are classified within level 2 of the fair value hierarchy.

Derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices.  Resulting fair value changes to derivatives are through net gain (loss) on commodity contracts.  Transactions involving derivatives are with counterparties the Company believes to be creditworthy.

During the year ended December 31, 2011, there have been no changes in the classification of financial assets and liabilities in levels 1, 2, and 3 of the hierarchy.

b)

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada, Peru and Mexico and a portion of its expenses are incurred in Canadian dollars, Nuevo Soles, and Mexican Pesos.  A significant change in the currency exchange rates between the United States dollar relative to the other currencies could have a material effect on the Company’s income, financial position, or cash flows.  The Company has not hedged its exposure to currency fluctuations.

As at December 31, 2011, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, Nuevo Soles and Mexican Pesos (all amounts are expressed in thousands of Canadian dollars, thousands of Nuevo Soles or thousands of Mexican Pesos):

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

17.

Management of Financial Risk (continued)

b)

Currency Risk (continued)

	December 31, 2011			December 31, 2010
	Canadian Dollars	Nuevo Soles	Mexican Pesos	Canadian Dollars	Nuevo Soles	Mexican Pesos
Cash and cash equivalents	$ 18,457	S/. 1,396	$ 1,758	$ 54,782	S/. 741	$ 2,201
Accounts receivable and other assets	42	5,657	58,939	71	1,304	42,452
Deposits on long term assets	-	-	-	-	-	24,209
Trade and other payables	(1,580)	(17,993)	(24,310)	(625)	(15,493)	(6,390)
Provisions, current	-	(1,351)	(3,163)	-	-	-
Income tax payable	-	(10,581)	-	-	(11,775)	-
Leases and long term liabilities	(2,691)	-	-	(1,999)	-	-
Provisions	-	(8,079)	(17,494)	-	(9,169)	(19,959)
Total	14,228	(30,951)	15,730	52,229	(34,392)	42,513
Total US$ equivalent	13,950	(11,476)	1,125	52,219	(12,244)	3,440

Based on the above net exposure as at December 31, 2011, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the above currencies would result in an increase or decrease, as follows: impact to other comprehensive income of $1,550 (2010: $5,802) and a net loss of $1,150 (2010: $978).

c)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s cash and cash equivalents and short term investments are held through large Canadian, international and foreign national financial institutions.  These investments mature at various dates within one year.  All of the Company’s trade accounts receivables are held with large international metals trading companies.

The Company holds derivative contracts with financial institutions and in this regard is exposed to counterparty risk. The Company mitigates this risk by transacting only with reputable financial institutions to minimize credit risk.

The Company’s maximum exposure to credit risk at December 31, 2011 is as follows:

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

17.

Management of Financial Risk (continued)

c)

Credit Risk (continued)

	December 31, 2011	December 31, 2010
Cash and cash equivalents	$ 38,730	$ 70,298
Short term investments	17,000	20,509
Accounts receivable	14,391	12,551
Derivative assets	70	-
Due from related parties	36	-
GST/HST and value added tax receivable	4,777	3,542
	$ 75,004	$ 106,900

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not declined significantly from the prior year.

d)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows.  The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its development plans.  The Company strives to maintain sufficient liquidity to meet its short term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash, short term investments, and its committed liabilities.

The Company expects the following maturities of its financial liabilities (including interest), finance leases, and other contractual commitments:

	Expected payments due by period as at December 31, 2011
	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years	Total
Trade and other payables	$ 17,156	$ -	$ -	$ -	$ 17,156
Due to related parties	205	-	-	-	205
Derivative liabilities	87	-	-	-	87
Income tax payable	3,923	-	-	-	3,923
Long term liabilities	1,534	2,765	-	-	4,299
Operating leases	696	1,410	1,177	531	3,814
Provisions	734	849	774	3,725	6,082
	$ 24,335	$ 5,024	$ 1,951	$ 4,256	$ 35,566

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

17.

Management of Financial Risk (continued)

d)

Liquidity Risk (continued)

Operating leases includes leases for office premises, computer and other equipment used in the normal course of business.  Refer to Note 19 c) for details of operating leases.

In 2010, the Company entered into a credit agreement with the Bank of Nova Scotia for a $20 million senior secured revolving credit facility (“credit facility”) to be refinanced or repaid on or within two and one-half years or before December 2012.  The credit facility is secured by a first ranking lien on Bateas and its assets and bears interest and fees at prevailing market rates. In the event that utilization under the credit facility is less than $10 million, a commitment fee of 1.50% per annum is payable quarterly on the unutilized portion of the available credit facility.  No funds were drawn from this credit facility during the year.

e)

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value is limited because the balances are generally held with major financial institutions in demand deposit accounts.

A 10% change in interest rates would cause a $12 change in income on an annualized basis.

f)

Metal Price Risk

The Company is exposed to metals price risk with respect to silver, gold, zinc, lead, and copper sold through its mineral concentrate products.  The Company mitigates this risk by implementing price protection programs for some of its zinc and lead production through the use of derivative instruments.  As a matter of policy, the Company does not hedge its silver production.

18.

Segmented Information

All of the Company’s operations are within the mining sector, conducted through operations in three countries.  Due to geographic and political diversity, the Company’s mining operations are decentralized whereby management are responsible for achieving specified business results within a framework of global policies and standards.  Country corporate offices provide support infrastructure to the mine in addressing local and country issues including financial, human resources, and exploration support.

Products are silver, gold, lead, zinc and copper produced from mines in Peru and Mexico.  Segments have been aggregated where operations in specific regions have similar products, production processes, types of customers and economic environment.

The Company’s operating segments are based on the reports reviewed by the senior management group that are used to make strategic decisions.  The Chief Executive Officer considers the business from a geographic perspective considering the performance of the Company’s business units.

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

18.

Segmented Information (continued)

The segment information provided to the Board of Directors for the reportable segments for the year ended December 31, 2011 and 2010 are as follows:

Reportable Segments	Corporate	Bateas	Cuzcatlan	Total
Year ended December 31, 2011
Sales to external customers	$-	$97,740	$12,264	$110,004
Silver concentrates	$-	$-	$7,586	$7,586
Gold concentrates	$-	$-	$4,678	$4,678
Lead concentrates	$-	$80,689	$-	$80,689
Zinc concentrates	$-	$15,290	$-	$15,290
Copper concentrates	$-	$1,761	$-	$1,761
Sales to internal customers	$5,961	$-	$-	$5,961
Cost of sales	$-	$42,236	$6,794	$49,030
Depreciation, depletion and amortization	$100	$7,053	$2,268	$9,421
Selling, general and administrative expenses	$14,352	$3,920	$1,568	$19,840
Exploration and evaluation costs	$1,715	$-	$-	$1,715
Impairment of mineral properties, property, plant and equipment	$-	$-	$1,894	$1,894
Interest income	$494	$297	$39	$830
Interest expense	$306	$219	$35	$560
Income (loss) before tax	$(15,881)	$52,133	$2,083	$38,335
Income taxes	$183	$15,804	$2,815	$18,802
Income (loss) for the year	$(16,064)	$36,329	$(732)	$19,533
Capital expenditures	$814	$25,066	$53,127	$79,007

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

18.

Segmented Information (continued)

Reportable Segments		Corporate	Bateas	Cuzcatlan	Total
Year ended December 31, 2010
Sales to external customers		$-	$74,056	$-	$74,056
Lead concentrates	$		$31,180	$-	$31,180
Zinc concentrates		$-	$15,883	$-	$15,883
Copper concentrates		$-	$26,993	$-	$26,993
Sales to internal customers		$2,464	$-	$-	$2,464
Cost of sales		$-	$34,844	$-	$34,844
Depreciation, depletion and amortization		$202	$6,347	$-	$6,549
Selling, general and administrative expenses		$6,941	$4,043	$-	$10,984
Exploration and evaluation costs		$547	$-	$-	$547
Interest income		$44	$449	$-	$493
Interest expense		$417	$291	$-	$708
Income (loss) before tax		$(6,491)	$34,004	$-	$27,513
Income taxes		$(47)	$11,557	$-	$11,510
Income (loss) for the year		$(6,444)	$22,447	$-	$16,003
Capital expenditures		$1,190	$14,614	$23,961	$39,765

Reportable Segments	Corporate	Bateas	Cuzcatlan	Total
As at December 31, 2011
Total assets	$27,843	$112,746	$131,017	$271,606
Total liabilities	$5,694	$29,793	$7,808	$43,295
As at December 31, 2010
Total assets	$81,900	$74,950	$77,020	$233,870
Total liabilities	$3,404	$24,794	$3,082	$31,280
As at January 1, 2010
Total assets	$25,330	$65,439	$42,820	$133,589
Total liabilities	$321	$21,037	$870	$22,228

For the years ended December 31, 2011 three (2010: two) customers, respectively, represented 100% of total sales to external customers.

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

18.

Segmented Information (continued)

External Sales by Customer	Years ended December 31,
and Region	2011		2010
Customer 1	$95,978	98%	$47,062	64%
Customer 2	1,762	2%	26,994	36%
Bateas/Peru	$97,740	100%	$74,056	100%
% of total sales	89%		100%
Customer 1	$12,264	100%	$-	0%
Cuzcatlan/Mexico	$12,264	100%	$-	0%
% of total sales	11%		0%
Consolidated	$110,004	100%	$74,056	100%
% of total sales	100%		100%

19.

Contingencies and Capital Commitments

a)

Bank Letter of Guarantee

The Caylloma mine closure plan was approved in November 2009 with total closure costs of $3,587 of which $1,756 is subject to annual collateral in the form of a letter of guarantee, to be awarded each year in increments of $146 over 12 years based on the estimated life of the mine.

Banco Bilbao Vizcaya Argentaria, S.A., a third party, has established a bank letter of guarantee on behalf of Bateas in favor of the Peruvian mining regulatory agency in compliance with local regulation associated with the approved Bateas’ mine closure plan, for the sum of $439.  This bank letter of guarantee expires 360 days from December 2011.

Banco Bilbao Vizcaya Argentaria, S.A. has also established bank letters of guarantee totalling $54 to provide an annual guarantee associated with an office lease contract and truck rentals.  These bank letters of guarantee were renewed in June 2011 with expiry 360 days to June 2012.

b)

Capital Commitments

As at December 31, 2011, $8,122 of capital commitments not disclosed elsewhere in the consolidated financial statements, and forecasted to be expended within one year, includes the following: $5,800 for the ramp development at the San Jose property located in Mexico; $2,247 for the tailing dam, concentrator plant and electrical infrastructure renewal, and mine camp development at the Caylloma Property; and $75 for software development.

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

19.

Contingencies and Capital Commitments (continued)

c)

Other Commitments

The Company has a contract to guarantee power supply at its Caylloma mine.  Under the contract, the seller is obligated to deliver a "maximum committed demand" (for the present term this stands at 3,500 Kw) and the Company is obligated to purchase subject to exemptions under provisions of "Force Majeure".  The contract is automatically renewed every two years for a period of 10 years and expiring in 2017.  Renewal can be avoided without penalties by notifying 10 months in advance of renewal date.

Tariffs are established annually by the energy market regulator in accordance with applicable regulations in Peru.

The Company acts as guarantor to finance lease obligations held by two of its mining contractors.  These finance lease contracts are related to the acquisition of mining equipment deployed at the Caylloma mine. As at December 31, 2011, these obligations amounted to $231 with $74 maturing in 2012 and $157 maturing in 2013.

The Company, jointly with Radius Gold Inc., has entered into an office premise lease located in Canada, effective on November 28, 2011, the date the Company commenced carrying on business in the premises.  The shared office with Radius has been finalized with the Company obligated to pay 50% of the total rent payable. The lease term is eight years with the Company’s annual net rent payable, on 3,195 rentable square feet, as follows:

•

years one to two $111;

•

years three to five $115; and,

•

years six to eight $118.

In addition, estimated operating costs, utilities, and realty taxes is $71 in the first year of occupancy. During 2011, the Company has advanced 50% of the three month security deposit in the amount of $47.

On May 24, 2010, the Company entered into a seven year office premise lease located Peru. The annual rent payable on 1,717 rentable square meters for office space, is as follows:

•

year one $289;

•

year two $297;

•

year three $306; and,

•

years four through seven the lease is subject a minimum annual increase of 3% or the Consumer Price Index published by Bureau of Labor Statistics of the United States Department of Labor, whichever is higher.

The lease also includes the use of additional space for mini-warehouse and parking spots, the obligation for which is $58 per annum for the first year and is subject to an annual increase of 3% as stated above until the end of the lease.

As at December 31, 2011, the Company has advanced rent $159 (2010:$426) and provided a security deposit of $44.

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

19.

Contingencies and Capital Commitments (continued)

c)

Other Commitments (continued)

On March 15, 2011, the Company entered into a one year office premise lease located in Mexico with an annual lease obligation of $37.  The office premise leases are included as operating leases in Note 17 d).

	Expected payments due by period as at December 31, 2011
	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years	Total
Office premises – Canada	181	549	372	359	1,461
Office premises – Peru	363	758	805	172	2,098
Office premises – Mexico	8	-	-	-	8
Total office premises	$ 552	$ 1,307	$ 1,177	$ 531	$ 3,567
Computer equipment – Peru	128	75	-	-	203
Computer equipment – Mexico	16	28	-	-	44
Total computer equipment	$ 144	$ 103	$ -	$ -	$ 247
Total operating leases	$ 696	$ 1,410	$ 1,177	$ 531	$ 3,814

d)

Other Contingencies

In February 2009, the Environmental Assessment and Oversight Agency (“OEFA”) in Peru, alleged the Company had five violations: two were for breaches of recommendations; two for excess of total suspended solids in water over the maximum allowable; and an alleged unauthorized discharge of effluent.  The Ministry of Energy and Mines in Peru (“OSINERGMIN”) decided to close the two alleged violations for failure to adopt recommendations and punish the Company for the three alleged violations and imposed a fine of $200 in 2010. The Company appealed on June 23, 2010.  Subsequent to December 31, 2011 and on February 22, 2012, the alleged unauthorized discharge of effluent was dismissed and confirmed a fine of $133 for the two alleged violations of excess of total suspended solids in water over the maximum allowable. The Company is proceeding with an administrative appeal to the Ministry of Energy and Mines in Peru (“OSINERGMIN”) for the remaining two alleged offenses.  The Company believes it is more likely than not that it will defend itself successfully in the claims and therefore has not recorded a provision for the potential exposure relating to these alleged violations.

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

20.

Net Finance Income (Expense)

	Years ended December 31,
	2011	2010
Finance income
Interest income on FVTPL financial assets	$ 830	$ 493
Total finance income	830	493
Finance expenses
Interest expense	81	128
Standby and commitment fees	306	417
Accretion of provisions (Note 12)	173	163
Total finance expense	560	708
Net finance income (expense)	$ 270	$ (215)

21.

Expenses by Nature

	Years ended December 31,
	2011	2010
Costs of sales
Direct mining costs [1]	$ 38,649	$ 27,729
Depreciation and depletion	9,059	6,327
Royalty expenses	1,322	788
Total cost of sales	$ 49,030	$ 34,844

1 Direct mining costs includes salaries and other short term benefits, contractor charges, energy, consumables and production related costs.

	Years ended December 31,
	2011	2010
Selling, general and administrative expenses
Salaries and benefits	12,168	5,312
Corporate administration	3,409	2,253
Audit, legal and professional fees	2,915	2,414
Filing and listing fees	467	311
Director’s fees	519	472
Depreciation	362	222
Total selling, general and administrative expenses	$ 19,840	$ 10,984

	Years ended December 31,
	2011	2010
Exploration and evaluation costs
Brownfields exploration	$ 206	$ 160
Greenfields exploration	344	253
	550	413
Evaluation costs	1,165	134
Total exploration and evaluation costs	$ 1,715	$ 547

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

22.

Subsequent Events up to March 23, 2012

Subsequent to December 31, 2011 and at March 23, 2012 the value of the DSU and RSU liabilities have increased by $832 and $622, respectively.

On February 17, 2012, the Company entered into a one year office premise lease, effective March 1, 2012, located in Mexico with an annual lease obligation of $18.

23.

First-time Adoption of IFRS

IFRS 1 First-time Adoption of International Financial Reporting Standards, which governs the first-time adoption of IFRS, in general requires accounting policies to be applied retrospectively to determine the opening financial position at the Company’s transition date of January 1, 2010, and allows certain exemptions on the transition to IFRS.  The elections the Company has decided to apply and that are considered significant to the Company include:

•

Business Combinations Exemption

o

IFRS 1 allows a first-time adopter to not apply of IFRS 3 retrospectively to business combinations that occur before either the date of transition to IFRS or an alternative pre-transition date.

o

The Company elected the business combinations exemption in IFRS 1 to not apply IFRS 3 retrospectively to past business combinations.  Accordingly, the Company has not restated business combinations that took place prior to the transition date.

•

Share-Based Payment Exemption

o

IFRS 1 gives a first-time adopter the option to not apply IFRS 2 Share-Based Payment to (i) equity instruments that were granted for the periods on or before November 7, 2002 or after November 7, 2002 but that vested before the date of transition to IFRS and (ii) liabilities arising from cash-settled share-based payment transactions if those liabilities were settled before January 1, 2005 or before the date of transition to IFRS.

o

The Company elected to apply this exemption at the transition date.

•

Cumulative Translation differences

o

IFRS 1 gives a first-time adopter through IAS 21 The Effects of Changes in Foreign Exchange Rates which allows for the cumulative translation differences that existed at the date of transition to IFRS to be reset to zero.

o

The Company elected to set the previously accumulated cumulative translation amount, which was included in accumulated other comprehensive income (“AOCI”), to zero as at the date of transition with the balance being reclassified to retained earnings.

•

Borrowing Costs Exemption

o

This exemption in IFRS 1 allows a first-time adopter to apply the transitional provisions set out in IAS 23 Borrowing Costs at January 1, 2009 or the date of transition to IFRS, whichever is later.  IAS 23 requires the capitalization of borrowing costs related to all qualifying assets.

o

The Company elected to apply IAS 23 to borrowing costs relating to all qualifying assets for which the commencement date for capitalization is on or after the transition date.

•

Decommissioning Liability Exemption

o

IFRS 1 indicates that a first-time adopter may elect not to apply IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities retrospectively.

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

23.

First-time Adoption of IFRS (continued)

o

The Company elected to take a simplified approach to calculate and record the asset related to the decommissioning and restoration liability on our opening IFRS consolidated statement of financial position.  The decommissioning and restoration liability calculated on the transition date in accordance with IFRS 37 Provisions, Contingent Liabilities and Contingent Assets was discounted back to the date when the provision first arose on the mineral property, at which date the corresponding asset and liability was set up and then depreciated to its carrying amount at the transition date.

The IFRS 1 mandatory exceptions applied by the Company in the conversion from Canadian Generally Accepted Accounting Principles (“CAD GAAP”) to IFRS included estimates.  In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP unless those estimates were in error. The Company’s IFRS estimates as at the Transition Date are consistent with its CAD GAAP estimates as at that date.

Adjustments on transition to IFRS

Adoption of IFRS resulted in changes to the Company’s Statements of Financial Position, Statements of Income, Statements of Comprehensive Income (Loss), Statements of Cash Flows, and Statements of Changes in Equity as set out below:

a)

Foreign Exchange

Under IAS 21, each entity in a group must be analyzed, through application of primary and secondary factors, to determine its functional currency.  Based on this assessment, the functional currency of each of the entities in the group is the US$, with the exception of the parent entity and certain holding companies which have a Canadian dollar functional currency.  Under CAD GAAP, the parent entity had a Canadian dollar presentation currency and all subsidiaries were integrated with the exception of Bateas which was self-sustaining.  The presentation currency will continue to be US$.

The parent entity and the holding companies which have a CAD$ functional currency will be translated to US$ using the closing rate method with the differences to the cumulative translation adjustment account, on consolidation.  Those entities with a US$ functional currency do not require translation on consolidation.  Under CAD GAAP, the Company used the indirect consolidation method whereby all entities were first translated to CAD$ and then the entire consolidation translated to US$ for presentation purposes.

b)

Deferred Income Tax

Under IFRS, income taxes include all domestic and foreign taxes based on taxable profits. The Company accounted for Peruvian statutory workers participation under CAD GAAP as an income tax.  Under IFRS the statutory workers participation is accounted for as an employee benefit under IAS 19. Accordingly, future Peruvian Workers Participation balances have been derecognized and current Peruvian Workers Participation expense has been reclassified from income tax expense to operating expenses.

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

23.

First-time Adoption of IFRS (continued)

Adjustments on transition to IFRS (continued)

b)

Deferred Income Tax (continued)

Under IFRS, deferred tax is recognized on the difference between the accounting basis and tax basis of all items.  Under CAD GAAP income tax assets or liabilities were not recognized for differences arising between the historical exchange rate and the current exchange rate translation of the cost of non-monetary assets or liabilities of integrated foreign operations.

For foreign currency non-monetary assets or liabilities where the tax basis currency differs from the functional currency of the entity, foreign exchange differences will result in tax assets or liabilities which were not previously recognized under CAD GAAP.  This difference will result in added volatility in the tax expense as foreign exchange rate changes will have an impact on the tax expense.

IAS 12 does not permit recognition of temporary differences on the initial acquisition of assets that do not constitute a business combination.  There is no similar prohibition under CAD GAAP.  Deferred tax arising from temporary differences on initial recognition have been reversed against mineral properties, property, plant and equipment and retained earnings.

c)

Reset Accumulated Other Comprehensive Income to Zero

The Company has taken the exemption under IFRS 1 which allows for the cumulative translation differences that existed at the date of transition to IFRS to be reset to zero.

d)

Provisions

Where a provision is recognized, IFRS requires the estimate to be discounted at a risk-free pre-tax rate, typically that of a government bond that is matched to the expected risk adjusted cash flows.  On transition, the Company used a risk free rate to discount their decommissioning liabilities and this results in an increased decommissioning liability being recognized under IFRS as compared to CAD GAAP.

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

23.

First-time Adoption of IFRS (continued)

Adjustments on transition to IFRS (continued)

e)

Reclassification of items in the Consolidated Statements of Income

The Company has reclassified the following income and expense items in the consolidated statements of income:

•

government royalties to cost of sales from selling, general and administrative expenses;

•

distribution costs to cost of sales from selling, general and administrative expenses;

•

community relation costs to cost of sales from selling, general and administrative expenses;

•

other income and expenses from interest and other income and expenses to selling, general and administrative expenses;

•

interest expense includes interest on debt financing and accretion of provisions;

•

current workers participation from income tax to cost of sales and selling, general and administrative expenses; and,

•

depletion and depreciation combined with cost of sales.

In addition, exploration and evaluation costs moved from selling, general and administrative expenses.

The above changes are reclassifications within our statement of income so there is no net impact to our income as a result of these changes.

f)

Reconciliation of Consolidated Statements of Changes in Equity

The reconciliations between the CAD GAAP and IFRS consolidated Equity, for January 1, 2010 and December 31, 2010 are provided below:

Expressed in $ '000's		January 1, 2010	December 31, 2010
Equity, CAD GAAP		$ 112,557	$ 206,008
Adjustments:
Effect of foreign exchange on inventory, deposits on long term assets, and mineral properties, property, plant and equipment	23 a)	(2,538)	(5,339)
Deferred income tax adjustments	23 b)	1,475	1,944
Transfer of accumulated other comprehensive income to retained earnings	23 c)	2,898	2,898
Reset accumulated other comprehensive income to zero	23 c)	(2,898)	(2,898)
Adjustment to revise provisions	23 d)	(311)	(254)
Adjustment for depletion on mineral properties related to provisions	23 d)	178	231
Total IFRS adjustments to Equity		(1,196)	(3,418)
Equity, IFRS		$ 111,361	$ 202,590

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

23.

First-time Adoption of IFRS (continued)

g)

Reconciliation of Consolidated Statement of Financial Position

The reconciliations between the CAD GAAP and IFRS consolidated statement of financial position at December 31, 2010 (date of transition to IFRS) are provided below.

		December 31, 2010
	Notes	Canadian GAAP	Effect of Transition to IFRS	IFRS
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$ 70,298	$ -	$ 70,298
Short term investments		20,509	-	20,509
Accounts receivable and other assets		13,454	-	13,454
GST/HST and value added tax receivable		3,542	-	3,542
Inventories	23 a)	4,034	(16)	4,018
		111,837	(16)	111,821
NON-CURRENT ASSETS
Deposits on long term assets	23 a)	4,533	153	4,686
Mineral properties, property, plant and equipment	23 a) b) d)	126,813	(9,450)	117,363
Total assets		$243,183	$ (9,313)	$ 233,870

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade and other payables		$ 9,303	$ -	$ 9,303
Due to related parties		40	-	40
Derivative liabilities		133	-	133
Income tax payable		4,192	-	4,192
Current portion of long term liability		1,083	-	1,083
		14,751	-	14,751
NON-CURRENT LIABILITIES
Leases and long term liabilities		3,166	-	3,166
Provisions	23 d)	4,924	(43)	4,881
Deferred income tax liabilities	23 b) d)	14,334	(5,852)	8,482
		37,175	(5,895)	31,280
EQUITY
Share capital		180,403	-	180,403
Share option and warrant reserve		11,116	-	11,116
Retained earnings (deficit)	23 a) b) c) d)	3,597	4,751	8,348
Accumulated other comprehensive income	23 c)	10,892	(8,169)	2,723
		14,489	(3,418)	11,071
		206,008	(3,418)	202,590
		$243,183	$ (9,313)	$ 233,870

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

23.

First-time Adoption of IFRS (continued)

h)

Reconciliations of Consolidated Statement of Income

The reconciliation between the CAD GAAP and IFRS consolidated statement of income for the year ended December 31, 2010 are provided below:

		Year ended December 31, 2010
	Notes	CAD GAAP	Effect of Transition to IFRS	IFRS
Sales	23 e)	$ 74,056	-	$ 74,056
Cost of sales	23 d) e)	29,129	5,715	34,844
Mine operating income (loss)		44,927	(5,715)	39,212

Other expenses
Selling, general and administrative expenses	23 a) e)	16,529	(5,545)	10,984
Exploration and evaluation costs	23 e)	547	-	547
Net (gain) on commodity contracts		(736)	-	(736)
Loss on disposal of mineral properties, property, plant and equipment		127	-	127
Loss on disposal of investment		119	-	119
Write-off of deferred exploration costs		443	-	443
Operating income (loss)		27,898	(170)	27,728

Finance items
Interest income	23 d) e)	(379)	872	493
Interest expense	23 e)	(544)	(164)	(708)
Net finance income (expense)		(923)	708	(215)

Income before tax		26,975	538	27,513

Income taxes	23 b) d) e)	14,020	(2,510)	11,510
Income for the year		$ 12,955	$ 3,048	$ 16,003

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

23.

First-time Adoption of IFRS (continued)

i)

Reconciliation of Consolidated Statement of Comprehensive Income

The reconciliation between the CAD GAAP and IFRS consolidated statement of comprehensive income for the year ended December 31, 2010 are provided below:

		Year ended December 31, 2010
	Notes	CAD GAAP	Effect of Transition to IFRS	IFRS
Income for the year		$ 12,955	$ 3,048	$ 16,003
Other comprehensive income (loss)
Transfer of unrealized loss to realized loss upon reduction of net investment, net of taxes	23 c)	2,100	(2,100)	-
Unrealized (loss) gain on translation to presentation currency on foreign operations	23 a)	5,895	(3,172)	2,723
Other comprehensive (loss) income		7,994	(5,271)	2,723
Total comprehensive (loss) income for the year		$ 20,949	$ (2,223)	$ 18,726

j)

Reconciliation of Consolidated Statement of Cash Flows

The adoption of IFRS has had no material impact on the net cash flows of the Company.  The changes made to the Consolidated Statement of Financial Position and Consolidated Statement of Comprehensive Income has resulted in reclassifications of various amounts on the Consolidated Statement of Cash Flows, however as there have been no material changes to the net cash flows, summarized reconciliation has been presented below.

		Year ended December 31, 2010
	Notes	CAD GAAP	Effect of Transition to IFRS	IFRS
Effect of exchange rate changes on cash and cash equivalents	23 a)	2,128	23	2,151

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	23 a)	37,407	(23)	37,384

Cash and cash equivalents - beginning of year		30,763	-	30,763

CASH AND CASH EQUIVALENTS - END OF YEAR		$ 70,298	$ -	$ 70,298